Exhibit 2.2

JULY 13, 2018

KLX INC.

KLX ENERGY SERVICES LLC

and

KLX ENERGY SERVICES HOLDINGS, INC.

EMPLOYEE MATTERS AGREEMENT

8.1	Restrictive Covenants in Employment and Other Agreements	14
8.2	Termination of Participation	15
8.3	Leaves of Absence	15
8.4	Workers’ and Unemployment Compensation	15
8.5	Preservation of Rights to Amend	15
8.6	Confidentiality	16
8.7	Administrative Complaints/Litigation	16
8.8	Reimbursement and Indemnification	16
8.9	Fiduciary Matters; Restrictive Covenants and Confidentiality	16
8.10	Section 409A	17
8.11	Non-Solicitation	17

ARTICLE IX MISCELLANEOUS		18

9.1	Limitation of Liability	18
9.2	Expenses	18
9.3	Notices	18
9.4	Interpretation; Certain Definitions	19
9.5	Public Announcements	20
9.6	Severability	20
9.7	Entire Agreement	20
9.8	Assignment	21
9.9	No Third-Party Beneficiaries	21
9.10	Governing Law	21
9.11	Consent to Jurisdiction	21
9.12	Effect if Distribution Does Not Occur	22
9.13	Counterparts	22
9.14	Waiver of Jury Trial	22

EMPLOYEE MATTERS AGREEMENT

This EMPLOYEE MATTERS AGREEMENT (this Agreement), dated as of July 13, 2018 by and among KLX Inc., a corporation organized under the laws of the State of Delaware (KLX), KLX Energy Services Holdings, Inc., a corporation organized under the laws of the State of Delaware (ESG SpinCo) and KLX Energy Services LLC, a Delaware limited liability company and wholly-owned subsidiary of ESG SpinCo (KLX Energy Services). Each of KLX, ESG SpinCo and KLX Energy Services is sometimes referred to herein as a “Party” and together, as the “Parties”.

RECITALS

WHEREAS, KLX, ESG SpinCo and KLX Energy Services have entered into a Distribution Agreement as of the date hereof (the Distribution Agreement) pursuant to which KLX shall separate the ASG Business and the ESG Business through a taxable spin-off of the ESG Business into a separate publicly traded company and distribute to the holders of KLX Common Stock all of the ESG SpinCo Common Stock; and

WHEREAS, in connection with the Distribution, the Parties desire to enter into this Agreement as a complement to the Distribution Agreement.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements contained herein and in the Distribution Agreement, and intending to be legally bound hereby, KLX, ESG SpinCo and KLX Energy Services hereby agree as follows:

ARTICLE I
DEFINITIONS

1.1                               Definitions

Capitalized terms used herein and not otherwise defined herein shall have the respective meanings ascribed to them in the Distribution Agreement.

1.2                               Terms

As used herein, the following terms have the following meanings:

Agreement has the meaning as set forth in the Preamble.

ASG Business Employee means an individual whose employment duties are primarily related to the ASG Business immediately prior to the Distribution Date.

Benefit Plan shall mean any plan, program, policy, agreement, arrangement or understanding that is an employment, consulting, deferred compensation, executive compensation, incentive bonus or other bonus, employee pension, profit sharing, savings, retirement, supplemental retirement, stock option, stock purchase, stock appreciation right, restricted stock, restricted stock unit, deferred stock unit, other equity-based compensation, severance pay, retention, change in control, salary continuation, life, death benefit, health, hospitalization, workers’ compensation, sick leave, vacation pay, disability or accident insurance or other employee benefit plan, program, agreement or arrangement, including any “employee benefit plan” (as defined in Section 3(3) of ERISA) (whether or not subject to ERISA) sponsored or maintained by such entity or to which such entity is a party.

COBRA means the U.S. Consolidated Omnibus Budget Reconciliation Act of 1985, as amended.

Committee means the Compensation Committee of the Board.

Distribution Agreement has the meaning as set forth in the Recitals.

Employee Records means all records pertaining to employment, including benefits, eligibility, training history, performance reviews, disciplinary actions, job experience and history and compensation history.

ERISA means the U.S. Employee Retirement Income Security Act of 1974, as amended, and the regulations promulgated thereunder.

ESG Deferred Compensation Plan has the meaning as set forth in Section 5.1(b).

ESG Employee means any individual who shall be employed by ESG SpinCo or a member of the ESG Group (a) on and after the date two days prior to the Distribution Date or (b) in the case of the Specified Employees, each of whom shall transfer employment from KLX to ESG SpinCo on or prior to the closing of the transactions contemplated by the ASG Merger, on and after the Transfer Date.

ESG Equity Plan has the meaning as set forth in Section 3.2.

ESG ESPP has the meaning as set forth in Section 3.4.

ESG FSA has the meaning as set forth in Section 4.3.

ESG NEDDSP has the meaning as set forth in Section 5.2.

ESG Non-Employee Director means any individual who shall be a non-employee member of the board of directors of ESG immediately after the Distribution Date and who is not a KLX Non-Employee Director.

ESG Savings Plans has the meaning as set forth in Section 6.1(a).

ESG SpinCo has the meaning as set forth in the Preamble.

ESG Welfare Plans has the meaning as set forth in Section 4.1(a).

FICA has the meaning as set forth in Section 2.1(e).

Former ESG Employee has the meaning as set forth in Section 2.2(b).

Former KLX Employee has the meaning as set forth in Section 2.2(c).

FUTA has the meaning as set forth in Section 2.1(e).

HIPAA shall mean the Health Insurance Portability and Accountability Act of 1996, as amended, and the regulations promulgated thereunder.

KLX Adjustment Ratio means a fraction, the numerator of which is the KLX Pre-Distribution Stock Value and the denominator of which is the KLX Post-Distribution Stock Value.

KLX Annual Incentive Plan means any annual incentive bonus or commission program maintained by KLX.

KLX Deferred Compensation Plan means the KLX Inc. 2014 Deferred Compensation Plan, as amended.

KLX DSU means any stock unit held by a non-employee member of the Board pursuant to the KLX NEDDSP and/or the KLX Deferred Compensation Plan.

KLX Employee means any individual who shall be employed by a member of the KLX Group on and after the Distribution Date.

KLX Energy Services has the meaning as set forth in the Preamble.

KLX Equity Awards means KLX RSAs, KLX RSUs, KLX PSUs, and KLX DSUs.

KLX Equity Plan means the KLX Inc. Long-Term Incentive Plan, as amended from time to time.

KLX ESPP means the KLX Inc. Employee Stock Purchase Plan, effective as of January 1, 2015, as amended.

KLX has the meaning as set forth in the Preamble.

KLX NEDDSP means the KLX Inc. Non-Employee Directors Stock and Deferred Compensation Plan, as amended.

KLX PSU means a KLX stock unit award subject to performance-based vesting.

KLX Post-Distribution Stock Value means the opening price per share of the KLX Common Stock trading on the first trading day following the Distribution Date during Regular Trading Hours.

KLX Pre-Distribution Stock Value means the closing price per share of the KLX Common Stock trading regular way with due bills on the Distribution Date during Regular Trading Hours.

KLX RSA means the portion of any restricted stock awards issued under the KLX Equity Plan that is subject only to time-based vesting.

KLX RSU means any stock unit award issued under the KLX Equity Plan that is subject only to time-based vesting.

KLX Welfare Plans has the meaning set forth in Section 4.1(a).

Party has the meaning as set forth in the Preamble.

Regular Trading Hours means the period beginning at 9:30 AM, New York City time, and ending at 4:00 PM, New York City time.

Specified Employee means an individual set forth on Schedule 1.2.

Transfer Date means with respect to a Specified Employee, the date on which such individual’s employment transfers to ESG SpinCo.

ARTICLE II
ASSIGNMENT OF EMPLOYEES

2.1                               Active Employees

(a)                                 General.  Effective no later than the Distribution Date, the employment of each ESG Employee who is employed by a member of the KLX Group shall be assigned and transferred to ESG SpinCo or a member of the ESG Group. There shall be no assignment or transfer of employment with respect to an ASG Business Employee to ESG or the ESG Group as of the Distribution Date.   KLX and ESG SpinCo shall take any and all reasonable actions as shall be necessary and appropriate to further the provisions of this Article II, including, to the extent practicable, providing written notice or similar communication to employees.

(b)                                 At Will Employment.  Notwithstanding the above or any other provision of this Agreement, nothing in this Agreement shall create any obligation on the part of any member of the KLX Group or the ESG Group to continue the employment of any employee for any period of time following the Distribution Date or to change the employment status of any employee from “at will,” to the extent such employee is an “at will” employee under Applicable Law.

(c)                                  Severance.  The Distribution and the assignment, transfer or continuation of the employment of employees in connection therewith, whether as of or before the Distribution Date, shall not be deemed a severance of employment of any employee for purposes of any plan, policy, practice or arrangement of any member of the KLX Group or ESG Group. This Section 2.1(c) shall not apply to the Specified Employees.

(d)                                 Not a Change of Control/Change in Control.  Neither the consummation of the Distribution nor any transaction in connection with the Distribution (other than the ASG Merger) shall be deemed a “change of control,” “change in control,” or term of similar import for purposes of Section 409A of the Code or any Benefit Plan of the KLX Group or ESG Group.

(e)                                  Payroll and Related Taxes.  With respect to the portion of the Tax year occurring prior to the day immediately following the Distribution Date (or, with respect to any Specified Employee), with respect to the portion of the Tax year occurring prior to the day immediately following such individual’s Transfer Date), KLX will (i) be responsible for all payroll obligations, Tax withholding and reporting obligations and (ii) furnish a Form W-2 or similar earnings statement to all ESG Employees and Former ESG Employees for such period. Except as otherwise expressly provided in this Agreement, with respect to the remaining portion of such tax year, ESG SpinCo or applicable member of the ESG Group will (A) be responsible for all payroll obligations, Tax withholding, and reporting obligations regarding ESG Employees and (B) furnish a Form W-2 or similar earnings statement to all ESG Employees. With respect to each ESG Employee, KLX and ESG SpinCo shall, and shall cause their respective Affiliates to (to the extent permitted by Applicable Law and practicable) (1) treat ESG SpinCo (or the applicable member of the ESG Group) as a “successor employer” and KLX (or the applicable member of the KLX Group) as a “predecessor,” within the meaning of Sections 3121(a)(1) and 3306(b)(1) of the Code, to the extent appropriate, for purposes of Taxes imposed under the United States Federal Insurance Contributions Act, as amended (FICA), or the United States Federal Unemployment Tax Act, as amended (FUTA), and (2) cooperate with each other to avoid, to the extent possible, the restart of FICA and FUTA upon or following the Distribution Date with respect to each such ESG Employee for the tax year during which the Distribution Date occurs.

(f)                                   Employment Contracts.  Effective as of the Distribution Date, ESG SpinCo will assume and honor, or will cause a member of the ESG Group to assume and honor, the agreements to which any ESG Employee is party with any member of the KLX Group. This Section 2.1(f) shall not apply to the Specified Employees.

2.2                               Former Employees

(a)                                 General Principle.  Except as otherwise provided in this Agreement, each former employee of the KLX Group or the ESG Group as of the Distribution Date will be considered a former employee of the business as to which his or her duties were primarily related immediately prior to his or her termination of employment with all of KLX, ESG SpinCo and their respective Affiliates.

(b)                                 Former ESG Employees. Former employees of the ESG Group as of the Distribution Date shall be deemed to include all employees who, as of their last day of employment with any of KLX, ESG SpinCo or their respective Affiliates, had employment duties primarily related to the ESG Business (collectively, the Former ESG Employees).

(c)                                  Former KLX Employees.  Former employees of the KLX Group shall be deemed to include all employees who, as of their last day of employment with any of KLX, ESG SpinCo or their respective Affiliates, had employment duties primarily related to the ASG Business (collectively, the Former KLX Employees).

2.3                               Employment Law Obligations

On and after the Distribution Date (i) the members of the ESG Group shall be responsible for adopting and maintaining any policies or practices, and for all other actions and inactions, necessary to comply with employment-related laws and requirements relating to the employment of the ESG Employees and (ii) the members of the KLX Group shall remain responsible for adopting and maintaining any policies or practices, and for all other actions and inactions, necessary to comply with employment-related laws and requirements relating to the employment of the KLX Employees and the treatment of the Former KLX Employees and Former ESG Employees in respect of their former employment with KLX.

2.4                               Employee Records

(a)                                 Employee Records Relating to ESG Employees and Former ESG Employees.  All Employee Records and data in any form relating to ESG Employees and Former ESG Employees shall be the property of ESG SpinCo, except that data pertaining to any ESG Employee or Former ESG Employee and relating to any period that any such ESG Employee or Former ESG Employee was employed by a member of the KLX Group prior to the Distribution (or, with respect to any Specified Employee, such individual’s Transfer Date) shall be jointly owned by ESG SpinCo and KLX.

(b)                                 Employee Records Relating to KLX Employees and Former KLX Employees.  All Employee Records and data in any form relating to KLX Employees and Former KLX Employees shall be the property of KLX, except that data pertaining to any KLX Employee or Former KLX Employee and relating to any period that any such KLX Employee or Former KLX Employee was employed by ESG SpinCo, KLX or any of their respective Affiliates prior to the Distribution shall be jointly owned by KLX and ESG SpinCo.

(c)                                  Sharing of Records.  The Parties shall use their respective reasonable commercial efforts to provide each other such Employee Records and information only as necessary or appropriate to carry out their obligations under Applicable Law (including, without limitation, any relevant privacy protection laws or regulations in any applicable jurisdictions), this Agreement or the Distribution Agreement or the Transition Services Agreement, or for the purposes of administering their respective employee Benefit Plans and policies. Subject to Applicable Law, all information and Employee Records regarding employment and personnel matters of (i) KLX Employees and Former KLX Employees shall be accessed, retained, held, used, copied and transmitted after the Distribution Date by KLX in accordance with all laws and policies relating to the collection, storage, retention, use, transmittal, disclosure and destruction of such records and (ii) ESG Employees and Former ESG Employees shall be accessed, retained, held, used, copied and transmitted after the Distribution Date or the Transfer Date, as applicable, by ESG SpinCo in accordance with all laws and policies relating to the collection, storage, retention, use, transmittal, disclosure and destruction of such records. The Parties shall reimburse each other for any reasonable costs incurred in copying or transmitting any records requested pursuant to this Section 2.4.

(d)                                 Access to Records.  To the extent consistent with applicable privacy protection laws or regulations, access to such Employee Records after the Distribution Date (or, with respect to any Specified Employee, such individual’s Transfer Date) will be provided to ESG SpinCo and KLX in accordance with the Distribution Agreement. In addition, notwithstanding anything to the contrary, ESG SpinCo and KLX shall retain reasonable access to those Employee Records necessary for ESG SpinCo’s or KLX’s continued administration of any plans or programs on behalf of Employees after the Distribution Date (or, with respect to any Specified Employee, such individual’s Transfer Date); provided that such access shall be limited to individuals who have a job-related need to access such Employee Records in order to administer such plans. ESG SpinCo shall also retain copies of all restrictive covenant agreements with any KLX Employee or Former KLX Employee in which ESG SpinCo has a valid business interest.

(e)                                  No Access to Computer Systems.  Except as set forth in the Distribution Agreement or the Transition Services Agreement, no provision of this Agreement shall give either Party direct access to the computer systems of the other Party.

(f)                                   Relation to Distribution Agreement.  The provisions of this Section 2.4 shall be in addition to, and not in derogation of, the provisions of the Distribution Agreement governing Confidential Information and access to and use of employee information and records.

(g)                                  Confidentiality.  Except as otherwise set forth in this Agreement, all Employee Records and data relating to employees shall, in each case, be subject to the confidentiality provisions of the Distribution Agreement.

(h)                                 Cooperation.  Each member of the KLX Group and ESG Group shall use reasonable commercial efforts to share, retain and maintain data and Employee Records that are necessary or appropriate to further the purposes of this Section 2.4 and for each other to administer their respective Benefit Plans to the extent consistent with this Agreement and Applicable Law. Except as otherwise provided in this Agreement or as provided under the Transition Services Agreement, neither KLX nor ESG SpinCo shall charge the other any fee for such cooperation. The Parties agree to cooperate as long as is reasonably necessary to further the purposes of this Section 2.4.

ARTICLE III
EQUITY AWARDS

3.1                               General Principals

(a)                                 KLX and ESG SpinCo shall take any and all reasonable actions as shall be necessary and appropriate to further the provisions of this ARTICLE III, including, to the extent practicable, providing written notice or similar communication to employees who hold one or more awards granted under the KLX Equity Plan, informing such employees of (i) the actions contemplated by this ARTICLE III with respect to such awards and (ii) whether (and during what time period) any “blackout” period shall be imposed upon holders of awards granted under the KLX Equity Plan during which time awards may not be exercised or settled, as the case may be.

(b)                                 No award described in this ARTICLE III, whether outstanding or to be issued, adjusted, substituted, assumed, converted or cancelled by reason of or in connection with the Distribution, shall be issued, adjusted, substituted, assumed, converted or cancelled until, in the judgment of the administrator of the applicable plan or program, such action is consistent with all Applicable Laws, including federal securities Laws.

3.2                               Establishment of Long-Term Incentive Plan

On or prior to the Distribution Date, ESG SpinCo shall establish a long-term incentive plan for the benefit of eligible ESG Employees that is substantially similar to the KLX Equity Plan (the ESG Equity Plan). Prior to the Distribution Date, KLX, as the sole stockholder of ESG SpinCo, shall approve the ESG Equity Plan.

3.3                               Treatment of Outstanding KLX Equity Awards

(a)                                 Vesting Credit for ESG Employees in respect of KLX Equity Awards.  Prior to the Distribution Date, KLX shall take all actions required to permit any KLX Equity Awards outstanding under the KLX Equity Plan issued to or held by ESG Employees immediately prior to the Distribution Date (or, with respect to any Specified Employee, such individual’s the Transfer Date) to continue to vest and be satisfied at the relevant time following the Distribution Date or Transfer Date, as the case may be, in accordance with the KLX Equity Plan rules and relevant award agreements, and otherwise in accordance with Sections 3.3(b) and 3.3(c) hereof, without regard to any forfeiture provisions that otherwise may apply solely as a result of the Distribution and the ESG Employees no longer being employed within the KLX Group.  Solely for the purpose of the continued vesting contemplated by the preceding sentence, continued service with ESG SpinCo or the ESG Group following the Distribution Date or the Transfer Date, as the case may be, will be treated as continued service with KLX and the KLX Group, and such continued vesting shall be conditioned upon the relevant ESG Employees remaining in the continued service of the ESG Group following the Distribution Date or the Transfer Date, as the case may be, and through the applicable vesting date(s) under the applicable KLX Equity Award.  In connection with the foregoing, ESG SpinCo shall promptly notify KLX of any termination of employment of an ESG Employee holding any such KLX Equity Award so that KLX can properly account for the vesting or forfeiture of such KLX Equity Awards in accordance with the otherwise applicable provisions of the KLX Equity Plan rules and relevant award agreements to which such KLX Equity Awards are subject.

(b)                                 Treatment of KLX RSAs in connection with the Distribution.  Rather than participate in the Distribution, the KLX RSAs that are outstanding and unvested as of immediately prior to the Distribution Date shall, as soon as practicable following the Distribution Date, be adjusted by multiplying the number of shares of KLX Common Stock subject to such KLX RSAs immediately prior to the Distribution Date by the KLX Adjustment Ratio and rounding down to the nearest whole share (with each separate vesting tranche of KLX RSAs comprising the holder’s aggregate number of KLX RSAs being rounded up or down to the nearest whole share). Following the Distribution Date, the adjusted KLX RSAs shall remain subject to the same terms and conditions as applicable to the KLX RSA prior to the Distribution Date, as modified by Section 3.3(a) hereof.

(c)                                  Treatment of KLX RSUs, KLX PSUs and KLX DSUs in connection with the Distribution.  Rather than participate in the Distribution, the KLX RSUs, KLX PSUs and KLX DSUs that are outstanding as of immediately prior to the Distribution Date shall be adjusted, as soon as practicable following the Distribution Date, by multiplying the number of shares subject to such KLX RSUs, KLX PSUs or KLX DSUs immediately prior to the Distribution Date by the KLX Adjustment Ratio and rounding down to the nearest whole unit (with each separate vesting tranche comprising the holder’s aggregate number of underlying units being rounded up or down to the nearest whole unit). Following the Distribution Date, all adjusted KLX RSUs, adjusted KLX PSUs and adjusted KLX DSUs shall remain subject to the same terms and conditions as applicable to the KLX RSU, KLX PSU or KLX DSU prior to the Distribution Date, as modified by Section 3.3(a) hereof.

3.4                               Employee Stock Purchase Plan

(a)                                 Effective as of the Distribution Date, ESG SpinCo shall establish an employee stock purchase plan for the benefit of ESG Employees that is substantially similar to the KLX ESPP (the ESG ESPP). Prior to the Distribution Date, KLX, as the sole stockholder of ESG SpinCo, shall approve the ESG ESPP.

(b)                                 KLX ESPP accounts of ESG Employees shall be treated in accordance with and pursuant to Section 3.3(c) of the ASG Merger Agreement.

3.5                               Liabilities for Settlement of Awards

From and after the Distribution Date KLX shall remain responsible for all Liabilities associated with KLX Equity Awards, including share delivery, registration or other obligations related to the exercise, vesting or settlement of the KLX Equity Awards.

3.6                               Tax Reporting, Withholding and Deduction for Equity-Based Awards

(a)                                 A member of the KLX Group will be responsible for all income, payroll, or other Tax reporting and withholding obligations associated with the income recognized in connection with the KLX Equity Awards. KLX and ESG SpinCo acknowledge and agree that the Parties will cooperate with each other and with third party providers, and that ESG SpinCo will promptly notify KLX of any separation from service of an ESG Employee or other event, in order to effectuate withholding and remittance of Taxes in a timely, efficient, and appropriate manner in accordance with Applicable Law.  KLX shall not be liable for adverse tax consequences to ESG Employees under Section 409A or otherwise, and associated costs, resulting from failures of ESG SpinCo to timely and accurately notify KLX of any separation from service or other events impacting the Equity Awards.

(b)                                 KLX and ESG SpinCo agree that the consideration paid on vesting and settlement of equity awards pursuant to this Article 3 shall be reported on KLX’s federal income Tax Return. ESG Spinco (i) will be bound by the agreement in this Section 3.6(b) for purposes of determining any and all consequences with respect to Taxes of the transactions contemplated herein, (ii) will prepare and file all Tax Returns to be filed with any Taxing Authority in a manner consistent with such agreement, and (iii) will take no position inconsistent with such agreement on any Tax Return, any discussion with or proceeding before any Taxing Authority, or otherwise, in each case except as otherwise required by a final and non-appealable decision or other order by a court or by a final closing agreement or accepted offer in compromise under Section 7121 or 7122 of the Code.  In the event that the agreement in this Section 3.6(b) is disputed by any Taxing Authority, the Party receiving notice of such dispute will promptly notify the other Party thereof.

ARTICLE IV
CERTAIN U.S. WELFARE BENEFIT MATTERS

4.1                               Establishment of Welfare Plans

(a)                                 On or prior to the Distribution Date, ESG SpinCo shall establish and adopt welfare plans that will provide welfare benefits to each eligible ESG Employee who is, as of the Distribution Date, a participant in any of the KLX welfare plans (KLX Welfare Plans) (and their eligible spouses and dependents, as the case may be) under terms and conditions that are comparable to the KLX Welfare Plans (the ESG Welfare Plans). Coverage and benefits under the KLX Welfare Plans shall then be provided to the ESG Employees on an uninterrupted basis under the newly established ESG Welfare Plans which shall contain comparable terms and conditions as in effect under the corresponding KLX Welfare Plans immediately prior to the Distribution Date, unless otherwise noted on Schedule 4.1(a). ESG Employees shall cease to be eligible for coverage under the KLX Welfare Plans on the Distribution Date or the Transfer Date, as applicable, unless otherwise noted on Schedule 4.1(a). For the avoidance of doubt, ESG SpinCo shall not participate in any KLX Welfare Plans on or after the Distribution Date, and KLX Employees and Former KLX Employees shall not participate in any ESG Welfare Plans at any time. During the period, if any, after the Distribution Date or the Transfer Date, as applicable, coverage for ESG Employees under the KLX Welfare Plans shall be provided pursuant to the terms set forth in the Transition Services Agreement.

(b)                                 ESG SpinCo shall use commercially reasonable efforts to cause all ESG Welfare Plans (to the extent not already waived or taken into account, as applicable, prior to the date hereof) to (i) waive all limitations as to preexisting conditions, exclusions, and service conditions with respect to participation and coverage requirements applicable to ESG Employees, other than limitations that were in effect with respect to such ESG Employees as of the Distribution Date or the Transfer Date, as applicable, under the KLX Welfare Plans, and (ii) waive any waiting period limitation or evidence of insurability requirement that would otherwise be applicable to an ESG Employee to the extent such ESG Employee had satisfied any similar limitation under the analogous KLX Welfare Plan as of the Distribution Date or the Transfer Date, as applicable.

(c)                                  Unless otherwise noted on Schedule 4.1(c) KLX shall retain Liability and responsibility in accordance with the applicable KLX Welfare Plan for all reimbursement claims (such as medical and dental claims) for expenses incurred and for all non-reimbursement claims (such as life insurance claims) incurred by ESG Employees (and their dependents and beneficiaries) under such plans prior to the Distribution Date or the Transfer Date, as applicable, and ESG SpinCo shall retain Liability and responsibility in accordance with the ESG Welfare Plans for all reimbursement claims (such as medical and dental claims) for expenses incurred and for all non-reimbursement claims (such as life insurance claims) incurred by ESG Employees (and their dependents and beneficiaries) on or following the Distribution Date or the Transfer Date, as applicable. For purposes of this Section 4.1(c), a benefit claim shall be deemed to be incurred as follows: (i) when the event giving rise to the benefit under the applicable plan has occurred as set forth in the governing plan documents, if it is clear based on the governing documents of both the KLX Welfare Plan and ESG Welfare Plans which plan should be responsible for the claim or, if not, as follows: (ii) (A) health, dental, vision, employee assistance program, education assistance program and prescription drug benefits (including in respect of any hospital confinement), upon provision of such services, materials or supplies; and (B) life, accidental death and dismemberment and business travel accident insurance benefits, upon the death, or other event giving rise to such benefits. The members of the KLX Group shall retain Liability and responsibility in accordance with the applicable KLX Welfare Plan for all reimbursement claims (such as medical and dental claims) for expenses incurred and for all non-reimbursement claims (such as life insurance claims) for individuals who, immediately prior to the Distribution Date are Former ESG Employees (and their dependents and beneficiaries), including any such employee on long-term disability on the Distribution Date.

(d)                                 As of the Distribution Date or the Transfer Date, as applicable, ESG SpinCo shall cause the ESG Welfare Plans to recognize and give effect to all elections and designations (including all coverage and contribution elections and beneficiary designations) made by each ESG Employee under, or with respect to, the corresponding KLX Welfare Plan for the plan year in which the Distribution occurs. Notwithstanding the foregoing, nothing in this Section 4.1 will prohibit ESG SpinCo from soliciting or causing the solicitation of new election forms or beneficiary designations from ESG Employees to be effective under the ESG Welfare Plan as of the Distribution Date or the Transfer Date, as applicable.

4.2                               Accrued Paid Time Off

ESG SpinCo shall credit each ESG Employee with the amount of accrued but unused vacation time, sick time and other time-off benefits as such ESG Employee had with the KLX Group as of the Distribution Date or the Transfer Date, as applicable.

4.3                               Flexible Spending Accounts

On or prior to the Distribution Date, ESG SpinCo shall establish and adopt ESG Welfare Plans that will provide health care flexible spending account and dependent care flexible spending account benefits to ESG Employees (each an ESG FSA).

4.4                               COBRA and HIPAA

KLX shall retain responsibility for compliance with the health care continuation coverage requirements of COBRA with respect to Former ESG Employees who, prior to the Distribution Date or the Transfer Date, as applicable, were covered under a KLX Welfare Plan pursuant to COBRA. KLX shall be responsible for administering compliance with any certificate of creditable coverage requirements of HIPAA or Medicare applicable to the KLX Welfare Plans with respect to ESG Employees. The Parties agree that neither the Distribution nor any transfers of employment that occur in connection with and on or prior to the Distribution shall constitute a COBRA qualifying event for purposes of COBRA; provided, that, in all events, ESG SpinCo shall assume, or shall have caused the ESG Welfare Plans to assume, responsibility for compliance with the health care continuation coverage requirements of COBRA with respect to ESG Employees who, on or after the Distribution Date or the Transfer Date, as applicable, incur a qualifying event for purposes of COBRA.

4.5                               Third Party Vendors

Except as provided below, to the extent any KLX Welfare Plan is administered by a third-party vendor, KLX and ESG SpinCo will cooperate and use their reasonable commercial efforts to “clone” or negotiate a more favorable contract with a third-party vendor for ESG SpinCo and KLX to maintain any pricing discounts or other preferential terms for both KLX and ESG SpinCo. Neither party shall be liable for failure to obtain such pricing discounts or other preferential terms for ESG SpinCo. Each party shall be responsible for any additional premiums, charges or administrative fees that such party may incur pursuant to this Section 4.5.

ARTICLE V
NONQUALIFIED DEFERRED COMPENSATION PLANS

5.1                               Deferred Compensation Plan

(a)                                 Prior to and following the Distribution Date, KLX shall retain any and all Liability and responsibility in accordance with, and pursuant to, the KLX Deferred Compensation Plan. In connection with the foregoing, ESG SpinCo shall promptly notify KLX of any separation from service of an ESG Employee participating in the KLX Deferred Compensation Plan so that KLX can properly account for the vesting or forfeiture of such ESG Employee’s account balance, and arrange for payment, if applicable, in accordance with the otherwise applicable provisions of the KLX Deferred Compensation Plan. KLX will be responsible for all income, payroll, or other Tax reporting and withholding obligations associated with the distribution of amounts from the KLX Deferred Compensation Plan, but will not be responsible for adverse consequences to ESG Employees under Section 409A or otherwise, and associated costs, resulting from failures of ESG SpinCo to timely and accurately notify KLX of any separation from service or other events requiring distribution of deferred compensation.  KLX and ESG SpinCo agree that the distributions called for under this Section 5.1 shall be reported as deductions on KLX’s federal income Tax Return.

(b)                                 Following the Distribution Date, ESG SpinCo shall establish a nonqualified deferred compensation plan for the benefit of ESG Employees that is comparable to the KLX Deferred Compensation Plan (the ESG Deferred Compensation Plan).

5.2                               Non-Employee Directors Deferred Compensation Plan

On or prior to the Distribution Date, ESG SpinCo shall establish a nonqualified deferred compensation plan for the benefit of ESG Non-Employee Directors that is comparable to the KLX NEDDSP (the ESG NEDDSP).

ARTICLE VI
U.S. DEFINED CONTRIBUTION PLAN

6.1                               KLX Savings Plan

(a)                                 Prior to the Distribution Date, ESG SpinCo shall establish a Tax qualified defined contribution plan that is comparable in all material respects to the KLX Savings Plan (the ESG Savings Plan), and any trust agreements or other plan documents reasonably necessary, and cause trustees to be appointed for the ESG Savings Plan, for the benefit of each ESG Employee who is, immediately prior to the Distribution Date, a participant in the KLX Savings Plan.

(b)                                 In accordance with Applicable Law, KLX and ESG SpinCo shall cause the accounts under the KLX Savings Plan of each ESG Employee to be transferred to the ESG Savings Plan as soon as practicable after the Distribution Date or the Transfer Date, as the case may be, in the following manner: (i) KLX will cause the accounts (including any outstanding loan balances) of each ESG Employee as of the Distribution Date or the Transfer Date, as the case may be, in the KLX Savings Plan to be transferred as soon as practicable after the Distribution Date or the Transfer Date, as the case may be, to the ESG Savings Plan and its related trust, (ii) the ESG Savings Plan will assume and became solely responsible for all Liabilities relating to the accounts that were so transferred to the ESG Savings Plan and its related trust as of the time of such transfer, and (iii) ESG SpinCo will cause such transferred accounts to be accepted by the ESG Savings Plan and its related trust and will cause the ESG Savings Plan to satisfy all protected benefit requirements under the Code and Applicable Law with respect to the transferred accounts.

(c)                                  The ESG Savings Plan shall provide, effective as of the Distribution Date, (i) for the establishment of a ESG SpinCo Common Stock fund and (ii) that such ESG SpinCo Common Stock fund shall receive a transfer of and hold all shares of ESG SpinCo Common Stock distributed in connection with the Distribution in respect of shares of KLX Common Stock. All participants in the KLX Savings Plan will be prohibited from increasing their holdings in such ESG SpinCo Common Stock fund under the KLX Savings Plan, and may elect to liquidate their holdings in such ESG SpinCo Common Stock fund and invest those monies in any other investment fund offered under the KLX Savings Plan.

(d)                                 KLX and ESG SpinCo each intend to preserve the right of KLX participants and ESG SpinCo participants to receive distributions in kind of employer securities from, respectively, the KLX Savings Plan and the ESG Savings Plan, if, and to the extent, investments under such plans are comprised of ESG SpinCo Common Stock or KLX Common Stock, respectively; provided, that, KLX shall cause the KLX Savings Plan to provide that, no later than twelve (12) months following the Distribution Date, the KLX Savings Plan shall hold no separate investment fund comprised of ESG SpinCo Common Stock and ESG SpinCo shall cause the ESG Savings Plan to provide that, no later than twelve (12) months following the Distribution Date, the ESG Savings Plan shall not hold a separate investment fund comprised of KLX Common Stock. Each of KLX and ESG SpinCo shall authorize the appropriate plan fiduciary to determine, in its discretion, the extent to which and when KLX Common Stock (in the case of the ESG Savings Plan) and ESG SpinCo Common Stock (in the case of the KLX Savings Plan) shall cease to be investment alternatives thereunder.

ARTICLE VII
ANNUAL INCENTIVE PLANS

7.1                               KLX Annual Incentive Plans

(a)                                 Bonuses for Fiscal Year Ended January 31, 2019.  ESG SpinCo shall assume all obligations to pay eligible ESG Employees their annual cash bonuses for the fiscal year ending January 31, 2019, in accordance with the terms and conditions of the KLX Annual Incentive Plan. ESG SpinCo shall be entitled to the benefit of any Tax deduction in respect of the cash bonus payment made pursuant to this Section 7.1(a).

(b)                                 Future Annual Incentive Plans.  ESG SpinCo is expected to implement its own annual incentive plan for the fiscal year ending January 31, 2020 and beyond in which ESG Employees will participate. ESG SpinCo shall be solely responsible for funding, paying and discharging all obligations relating to any annual cash incentive awards that any ESG Employee is eligible to receive under any such ESG SpinCo annual incentive plan.

ARTICLE VIII
COMPENSATION MATTERS AND GENERAL BENEFIT AND EMPLOYEE MATTERS

8.1                               Restrictive Covenants in Employment and Other Agreements

Except as otherwise provided in Section 2.1(f), to the fullest extent permitted by the agreements described in this Section 8.1 and Applicable Law, KLX shall assign, or cause an applicable member of the KLX Group to assign (including through notification to employees, as applicable), to ESG SpinCo or a member of the ESG Group, as designated by ESG SpinCo, all agreements containing restrictive covenants (including confidentiality, non-competition and non-solicitation provisions) between a member of the KLX Group and an ESG Employee, with such assignment to be effective as of the Distribution Date or the Transfer Date, as applicable. Notwithstanding any such assignment, the restrictive covenant obligations noted above shall continue in effect with respect to ESG Employees’ ongoing obligations to maintain and not use or disclose, without prior written authorization from KLX, any Confidential Information of KLX, except in the good faith performance of such ESG Employees’ duty to ESG SpinCo or a member of the ESG Group. To the extent that assignment of such agreements is not permitted, effective as of the Distribution Date or the Transfer Date, as applicable, each member of the ESG Group shall be considered to be a successor to each member of the KLX Group for purposes of, and a third-party beneficiary with respect to, all agreements containing restrictive covenants (including confidentiality, non-competition and non-solicitation provisions) between a member of the KLX Group and an ESG Employee, such that each member of the ESG Group shall enjoy all the rights and benefits under such agreements (including rights and benefits as a third-party beneficiary), with respect to the business operations of the ESG Group; provided, however, that in no event shall KLX be permitted to enforce such restrictive covenant agreements against ESG Employees for action taken in their capacity as employees of a member of the ESG Group.

8.2                               Termination of Participation

Except as otherwise provided under this Agreement, effective as of the Distribution Date or the Transfer Date, as applicable, ESG Employees shall cease participation in each KLX Benefit Plan and shall no longer be eligible to participate in any KLX Benefit Plan.

8.3                               Leaves of Absence

ESG SpinCo will continue to apply the appropriate leave of absence policies applicable to inactive ESG Employees who are on an approved leave of absence as of the Distribution Date. Leaves of absence taken by ESG Employees prior to the Distribution Date shall be deemed to have been taken as employees of a member of the ESG Group.

8.4                               Workers’ and Unemployment Compensation

All workers’ compensation Liabilities relating to, arising out of, or resulting from any claim by a KLX Employee, Former KLX Employee, ESG Employee or Former ESG Employee that results from an accident, incident or event occurring, or from an occupational disease which becomes manifest, prior to the Distribution Date shall be retained by KLX. Effective as of the Distribution Date, ESG SpinCo, acting through the member of the ESG Group employing each ESG Employee, will be responsible for (a) obtaining workers’ compensation insurance, including providing all collateral required by the insurance carriers and providing all notices to ESG Employees required by applicable workers’ compensation Laws and (b) establishing new or transferred unemployment insurance employer accounts, policies and claims handling contracts with the applicable government agencies.

8.5                               Preservation of Rights to Amend

The rights of KLX or ESG SpinCo to amend or terminate any plan, program, or policy referred to herein shall not be limited in any way by this Agreement.

8.6                               Confidentiality

Each Party agrees that any information conveyed or otherwise received by or on behalf of a Party in conjunction herewith is confidential and is subject to the terms of the confidentiality provisions set forth in the Distribution Agreement.

8.7                               Administrative Complaints/Litigation

To the extent that any legal action relates to a putative or certified class of plaintiffs, which includes both KLX Employees (or Former KLX Employees) and ESG Employees (or Former ESG Employees) and such action involves employment or Benefit Plan related claims, reasonable costs and expenses incurred by the Parties in responding to such legal action shall be allocated among the Parties equitably in proportion to a reasonable assessment of the relative proportion of KLX Employees (or Former KLX Employees) and ESG Employees (or Former ESG Employees) included in or represented by the putative or certified plaintiff class. The procedures contained in the indemnification and related litigation cooperation provisions of the Distribution Agreement shall apply with respect to each Party’s indemnification obligations under this Section 8.7.

8.8                               Reimbursement and Indemnification

To the extent provided for under this Agreement, each Party agrees to reimburse the other Party, within 30 days of receipt from the other Party of reasonable verification, for all costs and expenses which the other Party may incur on its behalf as a result of any of the respective Welfare Plans and other Benefit Plans. All Liabilities retained, assumed, or indemnified against by ESG SpinCo pursuant to this Agreement, and all Liabilities retained, assumed, or indemnified against by KLX pursuant to this Agreement, shall in each case be subject to the indemnification provisions of the Distribution Agreement. Notwithstanding anything to the contrary, (i) no provision of this Agreement shall require any member of the ESG Group to pay or reimburse to any member of the KLX Group any benefit-related cost item that a member of the ESG Group has paid or reimbursed to any member of the KLX Group prior to the Distribution Date; and (ii) no provision of this Agreement shall require any member of the KLX Group to pay or reimburse to any member of the ESG Group any benefit-related cost item that a member of the KLX Group has paid or reimbursed to any member of the ESG Group prior to the Distribution Date.

8.9                               Fiduciary Matters; Restrictive Covenants and Confidentiality

Each Party acknowledges that actions required to be taken pursuant to this Agreement may be subject to fiduciary duties or standards of conduct under ERISA or other Applicable Law, and no Party shall be deemed to be in violation of this Agreement if it fails to comply with any provisions hereof based upon its good-faith determination (as supported by advice from counsel experienced in such matters) that to do so would violate such a fiduciary duty or standard. Each Party shall be responsible for taking such actions as are deemed necessary and appropriate to comply with its own fiduciary responsibilities and shall fully release and indemnify the other Party for any Liabilities caused by the failure to satisfy any such responsibility.

Each Party acknowledges and agrees that no Party or individual shall be deemed to be in breach of such Party’s or individual’s fiduciary duty to ESG or the ESG Group, or KLX or the KLX Group, as applicable, solely by virtue of the fact that such Party or individual is, while an ESG Employee or KLX Employee, as applicable, providing services to ESG or the ESG Group, and KLX or the KLX Group, simultaneously, as applicable. Each Party shall fully release and indemnify the other Party for any Liabilities caused by any such dual and simultaneous obligations.

Each Party acknowledges and agrees that no Party or individual shall be deemed to be in breach of such Party’s or individual’s obligation of confidentiality or other restrictive covenant obligations (including non-competition and non-solicitation restrictions) to ESG or the ESG Group, or KLX or the KLX Group, as applicable, solely by virtue of the fact that such Party or individual is, while an ESG Employee or KLX Employee, as applicable, providing services to ESG or the ESG Group, and KLX or the KLX Group, simultaneously, as applicable. Each Party shall fully release and indemnify the other Party for any Liabilities caused by any such dual and simultaneous obligations.

8.10                        Section 409A

KLX and ESG SpinCo shall cooperate in good faith so that the transactions contemplated by this Agreement and the Distribution Agreement will not result in adverse Tax consequences under Section 409A of the Code to any ESG Employee, ESG Non-Employee Director, Former ESG Employee, KLX Employee, KLX non-employee director or Former KLX Employee, in respect of their respective benefits under any Benefit Plan. In the event the Parties determine that the actions described in this Agreement may result in any ESG Employee, ESG Non-Employee Director, Former ESG Employee, KLX Employee, KLX non-employee director or Former KLX Employee becoming subject to additional Taxes pursuant to Section 409A of the Code, the Parties agree to cooperate in good faith to modify the procedures described in this Agreement to prevent such ESG Employee, ESG Non-Employee Director, Former ESG Employee, KLX Employee, KLX non-employee director or Former KLX Employee from becoming subject to such additional Tax.

8.11                        Non-Solicitation

From the Distribution Date until the 18-month anniversary of the Closing Date, KLX and ESG SpinCo shall not, and each shall cause, in the case of KLX, each member of the KLX Group and, in the case of ESG SpinCo, each member of the ESG Group, not to, solicit, hire, or in any other capacity recruit, offer employment, employ or engage as a consultant or independent representative, in the case of EGS SpinCo, any KLX Employee, and, in the case of KLX, any ESG Employee (such individuals described in the foregoing, Covered Employees); provided that, the foregoing shall not restrict (a) KLX, ESG SpinCo or their respective Affiliates from making general solicitations of employment in the ordinary course of business that are not specifically directed to any Covered Employee, (b) KLX, ESG SpinCo or their respective Affiliates from employing, hiring, engaging, recruiting or soliciting any Covered Employee whose service with the Company or a Member or any of its Affiliates, as the case may be, has been terminated, or (c) ESG SpinCo from soliciting, engaging, recruiting and/or hiring any Specified Employee.

ARTICLE IX
MISCELLANEOUS

9.1                               Limitation of Liability

IN NO EVENT SHALL ANY MEMBER OF THE KLX GROUP OR THE ESG GROUP BE LIABLE TO ANY MEMBER OF THE ESG GROUP OR THE KLX GROUP, RESPECTIVELY, FOR ANY PUNITIVE DAMAGES ARISING IN ANY WAY OUT OF THIS AGREEMENT OR ANY ANCILLARY AGREEMENT, WHETHER OR NOT SUCH PARTY HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES; PROVIDED, HOWEVER, THAT THE FOREGOING LIMITATIONS SHALL NOT LIMIT EACH PARTY’S INDEMNIFICATION OBLIGATIONS FOR LIABILITIES AWARDED TO THIRD PARTIES.

9.2                               Expenses

Except as otherwise provided in this Agreement, the Distribution Agreement or in any Ancillary Agreement, each Party shall pay its own expenses in fulfilling its obligations under this Agreement.

9.3                               Notices

All notices, consents, and other communications hereunder shall be in writing and shall be deemed to have been given (a) when delivered by hand (with written confirmation of receipt), (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested), (c) on the date sent by e-mail or facsimile or e-mail of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next Business Day if sent after normal business hours of the recipient, or (d) on the third (3rd) day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid.  Such communications must be sent to the respective Parties at the following addresses (or at such other address for a Party as shall be specified in a notice given in accordance with this Section 9.3):

(a)                                 if to ESG SpinCo or KLX Energy Services:

KLX Energy Services Holdings, Inc.

1300 Corporate Center Way

Wellington, FL 33414

Phone: (561) 383-5100
Fax: (561) 791-5479

Email: Tom.McCaffrey@KLX.com

Attention: Tom McCaffrey

with a copy (which shall not constitute notice) to:

Freshfields Bruckhaus Deringer US LLP

601 Lexington Avenue, 31st Floor

New York, NY 10022

Phone: (212) 277-4000

Fax: (212) 277-4001

Email:  Valerie.Jacob@freshfields.com

             Omar.Pringle@freshfields.com

Attention:  Valerie Ford Jacob, Esq.

                  Omar Pringle, Esq.

(b)                                 if to KLX:

KLX Inc.

1300 Corporate Center Way

Wellington, FL 33414

Phone: (561) 383-5100
Fax: (561) 791-5479

Email: Roger.Franks@klx.com

Attention: General Counsel;

with a copy (which shall not constitute notice) to:

Freshfields Bruckhaus Deringer US LLP

601 Lexington Avenue, 31st Floor

New York, NY 10022

Phone: (212) 277-4000

Fax: (212) 277-4001

Email:  Valerie.Jacob@freshfields.com

             Omar.Pringle@freshfields.com

Attention:  Valerie Ford Jacob, Esq.

                  Omar Pringle, Esq.

9.4                               Interpretation; Certain Definitions

(a)                                 The Parties have participated collectively in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted collectively by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provisions of this Agreement.

(b)                                 The words “hereof,” “herein,” “hereby,” “hereunder” and “herewith” and words of similar import shall refer to this Agreement as a whole and not to any particular provision of this Agreement. References to articles, sections, paragraphs, exhibits, annexes and schedules are to the articles, sections and paragraphs of, and exhibits, annexes and schedules to, this Agreement, unless otherwise specified, and the table of contents and headings in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the phrase “without limitation.” Words describing the singular number shall be deemed to include the plural and vice versa, words denoting any gender shall be deemed to include all genders, words denoting natural persons shall be deemed to include business entities and vice versa and references to a Person are also to its permitted successors and assigns. The phrases “the date of this Agreement” and “the date hereof” and terms or phrases of similar import shall be deemed to refer to July 13, 2018, unless the context requires otherwise. Terms defined in the text of this Agreement have such meaning throughout this Agreement, unless otherwise indicated in this Agreement, and all terms defined in this Agreement shall have the meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. All references to “dollars” or “$” refer to currency of the United States.

9.5                               Public Announcements

Following the Effective Time, KLX shall not make, and shall procure that none of the members of the KLX Group makes, any press release or public announcement in respect of this Agreement or the transactions contemplated by this Agreement without the prior written consent of ESG SpinCo unless otherwise required by Applicable Law or applicable stock exchange regulation.

9.6                               Severability

If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the Distribution be consummated as originally contemplated to the fullest extent possible.

9.7                               Entire Agreement

This Agreement and the Distribution Agreement (including the other Ancillary Agreements) constitutes the entire agreement, and supersedes all other prior agreements and understandings, both written and oral, by and between the Parties with respect to the subject matter hereof and thereof. Irrespective of anything else contained herein, the Parties do not intend for this Agreement constitute the establishment or adoption of, or amendment to, any Benefit Plan, and no person participating in any such Benefit Plan shall have any claim or cause of action, under ERISA or otherwise, in respect of any provision of this Agreement as it relates to any such Benefit Plan or otherwise.

9.8                               Assignment

Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the Parties (whether by operation of Applicable Law or otherwise) without the prior written consent of the other Party. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective permitted successors and assigns. Any attempted assignment in violation of this Section 9.8 shall be null and void.

9.9                               No Third-Party Beneficiaries

The Parties acknowledge and agree that all provisions contained in this Agreement with respect to ESG Business Employees and ASG Business Employees are included for the sole benefit of the respective Parties and shall not create any right (i) in any other Person, including employees, former employees, any participant or any beneficiary thereof, in any Benefit Plan, or (ii) to continued employment with the ESG Group or the KLX Group. Notwithstanding anything in this Agreement to the contrary, nothing in this Agreement, whether express or implied, shall be treated as an amendment or other modification of any Benefit Plan or shall prohibit the KLX group or the ESG Group from amending or terminating any Benefit Plan.

9.10                        Governing Law

This Agreement and all Proceedings (whether based on contract, tort or otherwise) arising out of or relating to this Agreement or the actions of KLX and ESG SpinCo in the negotiation, administration, performance and enforcement thereof, shall be governed by, and construed in accordance with, the Applicable Laws of the State of Delaware, without giving effect to any choice or conflict of laws provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Applicable Laws of any jurisdiction other than the State of Delaware.

9.11                        Consent to Jurisdiction

(a)                                 Each of the Parties hereby, with respect to any legal claim or Proceeding arising out of this Agreement or the transactions contemplated by this Agreement, (i) expressly and irrevocably submits, for itself and with respect to its property, generally and unconditionally, to the exclusive jurisdiction of the Delaware Court of Chancery and any appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware), (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such courts, (iii) agrees that it will not bring any claim or Proceeding relating to this Agreement or the transactions contemplated by this Agreement except in such courts and (iv) waives, to the fullest extent it may legally and effectively do so, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, any objection which it may now or hereafter have to the laying of venue of any claim or Proceeding arising out of or relating to this Agreement. Notwithstanding the foregoing, each of KLX, ESG SpinCo and KLX Energy Services agrees that a final and nonappealable judgment in any Proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Applicable Law.

(b)                                 Each Party irrevocably consents to the service of process in any claim or Proceeding with respect to this Agreement and the transactions contemplated by this Agreement or for recognition and enforcement of any judgment in respect hereof brought by any other Party may be made by mailing copies thereof by registered or certified United States mail, postage prepaid, return receipt requested, to its address as specified in or pursuant to Section 9.3 and such service of process shall be sufficient to confer personal jurisdiction over such Party in such claim or Proceeding and shall otherwise constitute effective and binding service in every respect.

9.12                        Effect if Distribution Does Not Occur

Notwithstanding anything in this Agreement to the contrary, if the Distribution Agreement is terminated prior to the Distribution Date, this Agreement shall be of no further force and effect.

9.13                        Counterparts

This Agreement may be executed in multiple counterparts, all of which shall together be considered one and the same agreement. Delivery of an executed signature page to this Agreement by electronic transmission shall be as effective as delivery of a manually signed counterpart of this Agreement.

9.14                        Waiver of Jury Trial

EACH OF KLX, ESG SPINCO AND KLX ENERGY SERVICES HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) BETWEEN ANY OF THEM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF KLX OR ESG SPINCO IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF.

[Signature Page Follows]

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be duly executed by their respective officers, each of whom is duly authorized, all as of the day and year first above written.

KLX INC.

By:	/s/ Thomas P. McCaffrey
Name: Thomas P. McCaffrey
Title: President and Chief Operating Officer

KLX ENERGY SERVICES HOLDINGS, INC.

By:	/s/ Thomas P. McCaffrey
Name: Thomas P. McCaffrey
Title: Vice President

KLX ENERGY SERVICES LLC

By:	/s/ Thomas P. McCaffrey
Name: Thomas P. McCaffrey
Title: Director and President